Wowjoint Holdings Limited Announces Change in Corporate Ownership Structure

- Wowjoint’s offshore holding company now directly owns its operating entity Beijing Wowjoint Machinery Company Limited, replacing a variable interest entity contractual arrangement -

BEIJING, August 4 /PRNewswire-Asia / -- Wowjoint Holdings Limited ("Wowjoint," or the "Company") (Nasdaq: BWOW, BWOWU, BWOWW), a leading provider of customized heavy duty lifting and carrying machinery used in large scale infrastructure projects such as railway, highway and bridge construction, today announced that it has replaced the variable interest entity contractual arrangement between its PRC operating subsidiary, Beijing Wowjoint Machinery Company Limited (“Beijing Wowjoint”) and its offshore holding company, Beijing Xin Fu Industry Consulting Co., Ltd. (“Beijing Xin Fu”).  Beijing Xin Fu now directly owns 100% of Beijing Wowjoint. Beijing Xin Fu formerly had no direct equity ownership interest in Beijing Wowjoint and relied on contractual arrangements with Beijing Wowjoint and its shareholders to substantially control and operate Beijing Wowjoint.

Mr. Yabin Liu, Chief Executive Officer of Wowjoint, stated: "We are pleased to announce this new direct corporate ownership structure with our offshore holding company, Beijing Xin Fu. This direct ownership structure eliminates one of the risks associated with investing in our shares, specifically, that the previous contractual arrangements may not have been as effective in providing us with the operational control of Beijing Wowjoint as we anticipate our new direct ownership structure will provide.  Further, our new direct ownership structure increases the overall transparency of, and removes any confusion with respect to, our corporate ownership structure.”

About Wowjoint Holdings Limited

Wowjoint is a leading provider of customized heavy duty lifting and carrying machinery used in such large scale infrastructure projects as railway, highway and bridge construction. Wowjoint's main product lines include launching gantries, tyre trolleys, special carriers and marine hoists. The Company's innovative design capabilities have resulted in patent grants and proprietary products. Wowjoint believes it is well positioned to benefit directly from China's rapid infrastructure development by leveraging its extensive operational experience and long-term relationships with established blue chip customers. Information on Wowjoint's products and other relevant information are available on its website at http://www.wowjoint.com ..

Forward-Looking Statements

This press release includes "forward-looking statements" within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as "expect," "estimate," "project," "budget," "forecast," "anticipate," "intend," "plan," "may," "will," "could," "should," "believes," "predicts," "potential," "continue," and similar expressions are intended to identify such forward-looking statements. Forward-looking statements in this press release include matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by this press release. Wowjoint undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after the date of this communication. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. All forward-looking statements are qualified in their entirety by this cautionary statement. All subsequent written and oral forward-looking statements concerning Wowjoint or other matters and attributable to Wowjoint or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Wowjoint does not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this news release.

    For more information, please contact:

    Company:
     Anthony (Tony) Hung
     Chief Financial Officer
     Tel:   +86-10-8957-9330 x8011
     Email: tony@email.wowjoint.com

    Investors:
     Scott Powell
     HC International, Inc.
     Tel:   +1-917-721-9480
     Email: scott.powell@hcinternational.net
     Web:   http://www.hcinternational.net